PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

December 13, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc.
SEC Comment Letter dated December 12, 2016
Amendment No. 2 to Registration Statement on Form S-1
Filed November 22, 2016
File No. 333-213406

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated December 12, 2016 on the captioned filing under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

General

1.	Investment Properties. The references to investment properties in the Amended Registration Statement have been revised from prior filings to make it clear that the Company is not offering, and does not intend to offer in the future, managed investment properties to real estate investors. All properties are held for resale to residential customers. The Company has sold investment properties in the past only to the groups in Europe (Sandinavia) that have been responsible primarily for the financing of the Company. All properties resold to residents of the United States have been sold as residences through normal listings with real estate agents, and none of these have been managed subsequent to sale by the Company.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer